August 19, 2024

VIA EDGAR

Ms. Tonya Aldave, Mr. John Stickel

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	Garden Stage Limited
Registration Statement on Form F-1
Submitted August 9, 2024
File No. 333-281427

Dear Ms. Tonya Aldave, Mr. John Stickel:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated August 15, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on August 9, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Registration Statement on Form F-1

Prospectus Summary

Summary of Risk Factors

Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries, page 11

1.	We note the revisions made in this section. Please revise the disclosure under this subheading to correspond to the language provided in comment 7 of the December 2021 Dear Issuer Letter to China-Based Companies and comment 4 in the July 2023 Dear Issuer Letter to China-Based Companies. Specifically, given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 11, to correspond to the language provided in comment 7 of the December 2021 Dear Issuer Letter to China-Based Companies and comment 4 in the July 2023 Dear Issuer Letter to China-Based Companies.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036